UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                 Under the Securities Exchange Act of 1934

                             (Amendment No. ____)*

                            Datakey, Incorporated
------------------------------------------------------------------------------
                              (Name of Issuer)

                                Common Stock
------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                237909-10-6
                      ------------------------------
                              (CUSIP Number)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SEC 1745 (2/92)              Page 1 of 5 pages

CUSIP No.  237909-10-6              13G               Page 2 of 5 pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF THE ABOVE PERSON

             Perkins Capital Management, Inc.
             IRS ID No.: 41-1501962

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                               (a) /_/
                                               (b) /_/

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

            730 East Lake Street, Wayzata, MN  55391-1769

NUMBER OF SHARES         5    SOLE VOTING POWER
                                         70,360

BENEFICIALLY OWNED       6    SHARED VOTING POWER
                                              0

BY EACH REPORTING        7    SOLE DISPOSITIVE POWER
                                        492,028

PERSON WITH              8    SHARED DISPOSITIVE POWER
                                              0
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     492,028

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     16.7%

12   TYPE OF REPORTING PERSON*
     IA


SEC 1745    (2/92)               Page 2 of 5 pages

CUSIP No.  237909-10-6                 13G              Page 3 of 5 pages


Item 1.
     (a) Name of Issuer
         Datakey, Incorporated

     (b) Address of Issuer's Pricipal Executive Offices
         407 West Travelers Trail, Burnsville, MN  55337
Item 2.
     (a) Name of Person Filing
         Perkins Capital Management, Inc.

     (b) Address of Principal Business Office or, if none, residence 730 East Lake Street
         Wayzata, MN  55391-1769

     (c) Citizenship
         Minnesota Corporation

     (d) Title of Class of Securities
         Common Stock

     (e) CUSIP Number
         237909-10-6

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

      (a) /_/     Broker or Dealer registered under Section 15 of the Act

      (b) /_/     Bank as defined in section 3 (a) (6) of the Act

      (c) /_/     Insurance Company as defined in section 3 (a) (6) of the Act

      (d) /_/ Investment Company registered under section 8 of the Investment Company Act.

      (e) /X/ Investment Adviser registered under section 203 of the Investment Advisers act of 1940

      (f) /_/ Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 240.13d-1 (b) (1) (ii) (F)

      (g) /_/     Parent Holding Company, in accordance with
                  240.13d-1 (b) (ii) (G)  (Note:  See Item 7)


SEC 1745 (2/92)                 Page 3 of 5 pages

CUSIP No.  237909-10-6                13G               Page 4 of 5 pages

     (h) /_/     Group, in accordance with 240.13d-1(b) (1) (ii) (H)

Item 4.  Ownership

If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1
(b) (2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a) The amount beneficially owned is 492,028 common equivalents (includes 308,650 common shares, 24,050 of the series A 8% convertible preferred shares that are convertibe into 138,148 common equivalents within 60 days at an assumed current exercise price of $2.75 per share, and 45,233 warrants that are exerciseable within 60 days). These shares are held for the clients of Perkins Capital Management, Inc.


     (b)     The percent of class is 16.7%

     (c)     Number of shares as to which such person has:
             (i)    sole power to vote or to direct the vote
                    70,360
             (ii)   shared power to vote or to direct the vote
                    0
             (iii) Perkins Capital Management, Inc. has the sole power to dispose of 492,028 common equivalents (includes 308,650 common shares, 24,050 of the serires A 8% convertible preferred shares that are convertible within 60 days into 138,148 common equivalents at an assumed current exercise price of $2.75 per share, and 45,233 warrants exerciseable within 60 days).
             (iv)   shared power to dispose or to direct the disposition of
                    0

Item 5.  Ownership of Five Percent or Less of a Class
         Not applicable.

Item 6.  Ownership of more than Five Percent on Behalf of Another Person.
         None

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
         None

Item 8.  Identification and Classification of Members of the Group
         None

Item 9.  Notice of Dissolution of Group
         None


SEC 1745 (2/92)                   Page 4 of 5 pages

CUSIP No.  237909-10-6                   13G              Page 5 of 5 pages


Item 10.  Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 8, 1998
----------------------------------------
Date

By   /s/ Richard C. Perkins
----------------------------------------
Signature

Richard C. Perkins, VP/Portfolio Manager
----------------------------------------
Name/Title


SEC 1745 (2/92)                  Page 5 of 5 pages